UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Aberdeen Global Income Fund, Inc.
(Exact name of registrant as specified in its charter)
Maryland	13-3644820
(State of Incorporation)	(IRS Employer Identification Number)

800 Scudders Mill Road Plainsboro, New Jersey	08536
(Address of principal executive offices)	(Zip Code)

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(b) of the Act:
Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, $0.001 Par Value Per Share	The American Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  X

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. __

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Item 1.Description of Registrant's Securities to be Registered

The Articles of Amendment and Restatement ("Charter") of Aberdeen Global Income Fund, Inc. ("Registrant") authorize the issuance of up to 300,000,000 shares of Common Stock, $0.001 par value per share ("Common Stock"), and up to 100,000,000 shares of Preferred Stock, $0.001 par value in one or more series ("Preferred Stock"). This Registration Statement relates to the Registrant's Common Stock.

All shares of Common Stock are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. In the event of liquidation, each share of Common Stock is entitled to its proportion of the Registrant's assets after the payment of debts and expenses and after payment of the aggregate liquidation preference to holders of Preferred Stock, including the liquidation preference of $25,000 per share, plus accumulated but unpaid dividends (whether or not earned or declared), on the outstanding shares of Preferred Stock. Holders of shares of Common Stock are entitled to one vote per share and do not have cumulative voting rights. The Registrant will hold regular annual meetings of stockholders in accordance with the laws of Maryland and the rules of the American Stock Exchange.

No holder of shares of the Registrant has any preemptive right to acquire from the Registrant any capital stock of the Registrant whether now or hereafter authorized.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Registrant, the holders of shares of any series of Preferred Stock would be entitled to receive a preferential liquidating distribution (to equal the liquidation value of $25,000 per share plus accrued and unpaid dividends, whether or not declared) before any distribution of assets is made to holders of Common Stock. After payment of the full amount of the liquidating distribution to which they are entitled, the Preferred Stockholders would not be entitled to any further participation in any distribution of assets by the Registrant.

Except as otherwise required by applicable law, or by terms of the Registrant's Charter or as may be established at the time of the issuance of any series of Preferred Stock, holders of shares of Preferred Stock, voting as a separate class, are entitled to elect two of the Registrant's Directors, and the remaining Directors will be elected by holders of Common Stock. If at any time dividends on shares of the Registrant's Preferred Stock are unpaid in an amount equal to two full years' dividends, the holders of outstanding shares of Preferred Stock, voting as a separate class, will be entitled to elect a majority of the Registrant's Directors until all dividends in default have been paid or declared and set apart for payment.

The Registrant has provisions in its Charter that could have the effect of limiting (i) the ability of other entities or persons to acquire control of the Registrant, (ii) the Registrant's freedom to engage in certain transactions, and (iii) the ability of the Registrant's Directors or stockholders to amend the Charter or effect changes in the Registrant's management. The provisions of the Charter may be regarded as "anti-takeover" provisions. The Charter provides for a staggered election of those Directors who are elected by the holders of Common Stock, with the Directors divided into three classes, each having a term of three years. Accordingly, only those Directors in one class may be changed in any one year, and it would require two years for Stockholders to change a majority of the Board of Directors. This system of electing Directors may have the effect of maintaining the continuity of management and, thus, make it more difficult for the Registrant's Stockholders to change the majority of Directors.

Under the Registrant's Charter, a vote of the holders of shares representing at least 80% of the outstanding shares of the Registrant's Common Stock and Preferred Stock of all series voting as a single class is necessary to effect any of the following actions unless the Continuing Directors (as defined in the Charter) of the Registrant by the vote of at least 66-2/3% of such Directors, approve such action, in which case, except as otherwise required by law or the Charter of the Registrant, with respect to those matters and transactions for which a stockholder vote is required under Maryland law, the requisite vote is at least a majority of the outstanding shares of the Registrant's Common Stock and Preferred Stock of all series voting as a single class and with respect to those matters and transactions for which a stockholder vote is not required under Maryland law, no stockholder vote will be required:

(i) any amendment to the Registrant's Charter to make the Registrant's Common Stock a "redeemable security" (as such term is defined in the Investment Company Act of 1940 ("1940 Act")) or to otherwise effect the conversion of the Registrant from closed-end to open-end status under the 1940 Act;

(ii) any amendment to the Registrant's Charter to provide for fewer than three classes of Directors elected by the holders of Common Stock;

(iii) any amendment to the Registrant's Charter to reduce the 80% vote required by the holders of the Registrant's Common Stock and the Preferred Stock or the 66-2/3% vote required by the Continuing Directors pursuant to Article VIII of the Registrant's Charter;

(iv) any amendment to Article X (Amendment) of the Registrant's Charter;

(v) any stockholder proposal as to specific investment decisions made or to be made with respect to the Registrant's assets;

(vi) any merger or consolidation of the Registrant with or into any other person;

(vii) the liquidation or dissolution of the Registrant;

(viii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any other person of any assets of the Registrant having an aggregate fair market value of $1,000,000 or more except for transactions of the Registrant effected in the ordinary course of the Registrant's investment activities; or

(ix) the issuance or transfer by the Registrant (in one transaction or a series of transactions) of any securities of the Registrant to any other person in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $1,000,000 or more excluding (1) sales of any securities of the Registrant in connection with a public offering thereof, (2) issuance of any securities of the Registrant pursuant to a dividend reinvestment plan adopted by the Registrant and (3) issuances of any securities of the Registrant upon the exercise of any stock subscription rights distributed by the Registrant.

Except as otherwise provided in the Charter or as otherwise provided in 1940 Act, notwithstanding any provision of law requiring authorization of any action by a greater proportion than a majority of the total number of shares of all classes of the Registrant's stock or of the total number of shares of any class of the Registrant's stock, such action shall be valid and effective if authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of all classes of the Registrant's stock outstanding and entitled to vote thereon.

The Charter subjects the Registrant to certain provisions of Subtitle 8 of the Maryland General Corporation Law with respect to unsolicited takeovers. These provisions (i) provide that the stockholders of the Registrant may remove any director by the affirmative vote of at least two-thirds of all the votes entitled to be cast by the stockholders generally in the election of directors, (ii) require that the number of directors of the Registrant shall be fixed only by the vote of the Board of Directors, (iii) provide that a vacancy on the Board of Directors due to an increase in the size of the Board or the death, resignation or removal of a director, may be filled only by the affirmative vote of the majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and (iv) provide that the Secretary of the Registrant may call a special meeting of stockholders only on the written request of the stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.

Item 2.Exhibits

(a) Registrant's Articles of Amendment and Restatement dated April 21, 2003, as filed with the Maryland State Department of Assessments and Taxation on April 23, 2003, filed as Exhibit (a)(18) to Amendment No. 7 to the Registrant's Registration Statement on Form N-2 on April 29, 2003, incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on the 3rd day of November, 2004.

ABERDEEN GLOBAL INCOME FUND, INC.

By: /s/ Sander M. Bieber
        Sander M. Bieber
       Assistant Secretary